EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations	$217,586	$312,541	$148,583	$173,559	$171,134
Income tax expense	15,217	46,336	29,436	23,350	19,085

Pre-tax income from continuing operations	232,803	358,877	178,019	196,909	190,219

Add:
Interest expensed and capitalized	50,545	52,495	50,729	57,480	49,925
Interest factor attributable to rentals	461	354	761	496	636

Fixed charges	51,006	52,849	51,490	57,976	50,561

Amortization of capitalized interest	47	41	45	1,871	2,004
Subtract:
Capitalized interest	82	54	—	32	1,020

Earnings as adjusted	$283,774	$411,713	$229,554	$256,724	$241,764

Fixed Charges:	$51,006	$52,849	$51,490	$57,976	$50,561

Ratio of earnings as adjusted to total fixed charges	5.56	7.79	4.46	4.43	4.78